Exhibit 1.1
[Letterhead of Sandler O’Neill + Partners]
April 4, 2007
Boards of Directors
NSB Holding Corp.
Northfield Bancorp, Inc.
Northfield Bank
1731 Victory Boulevard
Staten Island, New York 10314

Attention:	Mr. John W. Alexander
Chairman of the Board and Chief Executive Officer
Ladies and Gentlemen:
     Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) is pleased to act as financial advisor and marketing agent to NSB Holding Corp. (the “MHC”) and its subsidiaries, Northfield Bancorp, Inc. (“NBI”) and Northfield Bank (the “Bank”), in connection with the offer and sale of certain shares of the common stock (the “Common Stock”) of NBI to the Bank’s eligible account holders in a Subscription Offering and, under certain circumstances, to members of the Bank’s community in a Direct Community Offering and to the general public in a Syndicated Community Offering (collectively, the “Offering”). MHC, NBI and the Bank are collectively referred to herein as the “Company” and their respective Boards of Directors are collectively referred to herein as the “Board.” This letter is to confirm the terms and conditions of our engagement.
Marketing Agent Services
     In connection with our engagement, we anticipate that our services would include the following:
     1. Consulting as to the financial and securities market implications of the Plan of Stock Issuance and any related corporate documents;
     2. Reviewing with the Board the financial impact of the Offering on the Company based on the independent appraisal of the common stock;
     3. Reviewing all offering documents, including the Prospectus, stock order forms and related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Company and its counsel);

Boards of Directors
NSB Holding Corp.
Northfield Bancorp, Inc.
Northfield Bank
April 4, 2007

     4. Assisting in the design and implementation of a marketing strategy for the Offering;
     5. As necessary, assisting management in scheduling and preparing for meetings with potential investors and broker-dealers; and
     6. Providing such other general advice and assistance as may be reasonable or necessary to promote the successful completion of the Offering.
Fees
     If the Offering is consummated, the Company agrees to pay Sandler O’Neill for its services a fee of eight-tenths of one percent (0.80%) of the aggregate Actual Purchase Price of the shares of Common Stock sold in the Subscription Offering and Direct Community Offering, excluding in each case shares purchased by or on behalf of (i) any employee benefit plan or trust of the Company established for the benefit of its directors, officers and employees, (ii) any charitable foundation established by the Company (or any shares contributed to such a charitable foundation), and (iii) any director, officer or employee of the Company, members of their immediate families, their personal trusts and business entities controlled by them. For purposes of this letter, the term “Actual Purchase Price” shall mean the price at which the shares of the Company’s common stock are sold in the Offering. All fees payable to Sandler O’Neill hereunder shall be payable in cash at the time of the closing of the Offering.
Syndicated Community Offering
     If any shares of Common Stock remain available after the expiration of the Subscription Offering and Direct Community Offering, at the request of the Company and subject to the continued satisfaction of the conditions set forth in the second paragraph under the caption “Definitive Agreement” below, Sandler O’Neill will seek to form a syndicate of registered dealers to assist in the sale of such Common Stock in a Syndicated Community Offering on a best efforts basis, subject to the terms and conditions set forth in a selected dealers agreement. With respect to any shares of the Common Stock sold by Sandler O’Neill or any other NASD member firm under any selected dealers agreements in a Syndicated Community Offering, the Company agrees to pay: (a) the sales commission payable to the selected dealers under such agreements, and (b) a management fee to Sandler O’Neill of eight-tenths of one percent (0.80%) of the aggregate Actual Purchase Price of the shares of Common Stock sold in the Syndicated Community Offering. Sandler O’Neill will endeavor to limit the aggregate fees to be paid by the Company under any such selected dealers agreements to an amount competitive with gross underwriting discounts charged at such time for

Boards of Directors
NSB Holding Corp.
Northfield Bancorp, Inc.
Northfield Bank
April 4, 2007

underwritings of comparable amounts of stock sold at a comparable price per share in a similar market environment, which shall not exceed 6% of the aggregate Actual Purchase Price of the shares sold under such agreements. Sandler O’Neill will endeavor to distribute the Common Stock among dealers in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan of Stock Issuance, which may result in limiting the allocation of stock to certain selected dealers. It is understood that in no event shall Sandler O’Neill be obligated to act as a selected dealer or to take or purchase any shares of the Common Stock in the Offering.
Records Agent Services
     In connection with the Offering, the Company agrees that Sandler O’Neill shall also serve as records management agent for the Company. In our role as Records Agent, we anticipate that our services will include the services outlined below, each as may be necessary and as the Company may reasonably request;
1.	Consolidation of Accounts and Development of a Central File;

2.	Preparation of Stock Order Forms;

3.	Organization and Supervision of the Stock Information Center; and

4.	Subscription Services.
Each of these services is further described in Appendix A to this agreement.
     Sandler O’Neill, as Records Agent hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the offer; (c) shall not be liable to any person, firm or corporation including the Company by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this agreement and the performance hereof unless caused by or arising out of its own willful misconduct, bad faith or gross negligence; (d) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

Boards of Directors
NSB Holding Corp.
Northfield Bancorp, Inc.
Northfield Bank
April 4, 2007

Expenses
     Sandler O’Neill shall bear all of its out-of-pocket expenses in connection with the Offering and the Records Agent Services, including fees and disbursements of legal counsel to Sandler O’Neill. As is customary, the Company will bear all other expenses incurred in connection with the Offering and the Stock Information Center, including, without limitation, (a) the cost of obtaining all securities and bank regulatory approvals, including any required NASD filing fees; (b) the cost of printing and distributing the offering materials; (c) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the shares in the various states; (d) listing fees; (e) all fees and disbursements of the Company’s counsel, accountants and other advisors; and (f) the operational expenses for the Stock Information Center (e.g. postage, telephones, supplies, etc). In the event Sandler O’Neill incurs any such fees and expenses on behalf of the Company, the Company will reimburse Sandler O’Neill for such fees and expenses whether or not the Offering is consummated; provided, however, that Sandler O’Neill shall not incur any expenses exceeding $5,000 on behalf of the Company pursuant to this paragraph without the prior approval of the Company.
Post-Offering General Advisory Services
     If the Offering is consummated, Sandler O’Neill agrees that, at the Company’s request, Sandler O’Neill will act as an independent financial advisor to the Company and its subsidiaries in connection with the Company’s general strategic planning (“General Advisory Services”) for a period of three years following the completion of the Offering and no additional fee shall be payable to Sandler O’Neill for such services. In connection with such General Advisory Services, we would expect to work with the Company’s management, its counsel, accountants and other advisors to assess the Company’s strategic alternatives and help implement a tactical plan to enhance the value of the Company. We anticipate that our activities would include, as appropriate, those activities outlined in Appendix B hereto. Following the three-year period, if both parties wish to continue the relationship, the parties will enter into a separate advisory services agreement on terms and conditions to be negotiated at such time. If Sandler O’Neill acts as a financial advisor to the Company in connection with any specific transactions, the terms of such engagement will be set forth in a separate agreement between the Company and Sandler O’Neill and the fees to be paid will be determined by the Company and Sandler O’Neill at such time and will be competitive with industry standards at such time.
Due Diligence Review
     Sandler O’Neill’s obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company

Boards of Directors
NSB Holding Corp.
Northfield Bancorp, Inc.
Northfield Bank
April 4, 2007

and its directors, officers, agents and employees as Sandler O’Neill and its counsel in their sole discretion may deem appropriate under the circumstances. In this regard, the Company agrees that, at its expense, it will make available to Sandler O’Neill all information that Sandler O’Neill requests, and will allow Sandler O’Neill the opportunity to discuss with the Company’s management the financial condition, business and operations of the Company. The Company acknowledges that Sandler O’Neill will rely upon the accuracy and completeness of all information received from the Company and its directors, officers, employees, agents, independent accountants and counsel.
Blue Sky Matters
     Sandler O’Neill and the Company agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offering. The Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offering, including Sandler O’Neill’s participation therein, and shall furnish Sandler O’Neill a copy thereof addressed to Sandler O’Neill or upon which such counsel shall state Sandler O’Neill may rely.
Confidentiality
     Except as contemplated in connection with the performance of its services under this agreement, as authorized by the Company or as required by law, regulation or legal process, Sandler O’Neill agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”); provided, however, that Sandler O’Neill may disclose such information to its agents and advisors who are assisting or advising Sandler O’Neill in performing its services hereunder and who have agreed to be bound by the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Sandler O’Neill, (b) was available to Sandler O’Neill on a non-confidential basis prior to its disclosure to Sandler O’Neill by the Company, or (c) becomes available to Sandler O’Neill on a non-confidential basis from a person other than the Company who is not otherwise known to Sandler O’Neill to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.
Indemnification
     The Company agrees to indemnify and hold Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the

Boards of Directors
NSB Holding Corp.
Northfield Bancorp, Inc.
Northfield Bank
April 4, 2007

meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (Sandler O’Neill and each such person being an “Indemnified Party”) harmless from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of the Offering or the engagement of Sandler O’Neill pursuant to, or the performance by Sandler O’Neill of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party; provided, however, that the Company shall only be obligated to pay for one separate counsel (in addition to any required local counsel) in any one action or proceeding or group of related actions or proceedings for all Indemnified Parties collectively, and provided further that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (a) arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Company by Sandler O’Neill expressly for use therein, or (b) is primarily attributable to the gross negligence, willful misconduct or bad faith of Sandler O’Neill. If the foregoing indemnification is unavailable for any reason other than for the reasons stated in subparagraph (a) or (b) above, the Company agrees to contribute to such losses, claims, damages, liabilities and expenses in the proportion that its financial interest in the Offering bears to that of Sandler O’Neill. Notwithstanding the foregoing, the indemnification provided for in this paragraph shall not apply to the Company to the extent that such indemnification is found in a final judgment by a court of competent jurisdiction to constitute a covered transaction under Section 23A of the Federal Reserve Act.
     The Company agrees to notify Sandler O’Neill promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this agreement.
Miscellaneous
     The Company will furnish Sandler O’Neill with such information as Sandler O’Neill reasonably believes appropriate to its assignment (all such information so furnished being the “Information”). The Company recognizes and confirms that Sandler O’Neill (a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this letter without having independently verified the same, (b) does not assume responsibility for the accuracy or completeness of the Information and

Boards of Directors
NSB Holding Corp.
Northfield Bancorp, Inc.
Northfield Bank
April 4, 2007

such other information, and (c) will not make an appraisal of any assets, collateral securing assets or liabilities of the Company.
     The Company hereby acknowledges and agrees that the financial models and presentations used by Sandler O’Neill in performing its services hereunder have been developed by and are proprietary to Sandler O’Neill and are protected under applicable copyright laws. The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior written consent of Sandler O’Neill.
     Sandler O’Neill and the Company agree that (a) except as set forth in clause (b) below, the foregoing represents the general intention of the Company and Sandler O’Neill with respect to the services to be provided by Sandler O’Neill in connection with the Offering, which will serve as a basis for Sandler O’Neill commencing activities, and (b) the only legal and binding obligations of the Company and Sandler O’Neill with respect to the Offering shall be (i) the obligations set forth under the captions “Expenses,” “Confidentiality” and “Indemnification,” and (ii) as set forth in a duly negotiated and executed definitive Agency Agreement to be entered into prior to the commencement of the Subscription Offering relating to the services of Sandler O’Neill in connection with the Offering. Such Agency Agreement shall be in form and content satisfactory to Sandler O’Neill and the Company and their respective counsel and shall contain standard indemnification and contribution provisions consistent herewith.
     Sandler O’Neill’s execution of such Agency Agreement shall also be subject to (a) Sandler O’Neill’s satisfaction with its investigation of the Company’s business, financial condition and results of operations, (b) preparation of offering materials that are satisfactory to Sandler O’Neill, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Sandler O’Neill, (d) agreement that the price established by the independent appraiser is reasonable, and (e) market conditions at the time of the proposed Offering.
     This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

Boards of Directors
NSB Holding Corp.
Northfield Bancorp, Inc.
Northfield Bank
April 4, 2007

     Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Sandler O’Neill the duplicate copy of this letter enclosed herewith.

Very truly yours,

Sandler O’Neill & Partners, L.P.
	By:	Sandler O’Neill & Partners Corp., the sole general partner.

	By:	\s\ Catherine A. Lawton Catherine A. Lawton
An Officer of the Corporation

Accepted and agreed to as of the date first written above:

NSB Holding Corp.
Northfield Bancorp, Inc.
Northfield Bank

\s\ John W. Alexander
John W. Alexander
Chairman of the Board and Chief Executive Officer

APPENDIX A
RECORDS AGENT SERVICES
I.	Consolidation of Accounts
1.	Consolidate files in accordance with regulatory guidelines and create central file.

2.	Our EDP format will be provided to your data processing people.
II.	Order Form Preparation
1.	Assist in designing stock order forms for ordering stock.

2.	Prepare account holder data for stock order forms.
III.	Organization and Supervision of Stock Information Center
1.	Advising on the physical organization of the Stock Information Center, including materials requirements.

2.	Assist in the training of all Bank personnel and temporary employees who will be staffing the Stock Information Center.

3.	Establish reporting procedures.

4.	On-site supervision of the Stock Information Center during the offering period.
IV.	Subscription Services
1.	Produce list of depositors by state (Blue Sky report).

2.	Production of subscription rights and research books.

3.	Stock order form processing.

4.	Acknowledgment letter to confirm receipt of stock order.

5.	Daily reports and analysis.

6.	Proration calculation and share allocation in the event of an oversubscription.

7.	Produce charter shareholder list.

8.	Interface with Transfer Agent for Stock Certificate issuance.

9.	Refund and interest calculations.

10.	Confirmation letter to confirm purchase of stock.

11.	Notification of full/partial rejection of orders.

12.	Production of 1099/Debit tape.

APPENDIX B
POST-OFFERING GENERAL ADVISORY SERVICES
1.	Periodic review and analysis of the Company’s current business and financial condition, including its balance sheet composition, historical operating performance, deposit market share, and the Company’s competitive position relative to selected peer groups;
2.	Creation of a base case financial model to serve as a benchmark for analyzing alternative strategies and market environments;
3.	Analysis of the impact on the franchise value of altering the Company’s dividend policy, implementing a stock repurchase program, or changing the asset mix or other operating activities;
4.	Analysis of the Company’s acquisition resources, objectives and capacity to compete for acquisition opportunities;
5.	Periodic summaries of recent merger and acquisition trends in the financial services industry, including tactics employed by others and typical terms and values involved;
6.	Periodic reviews with the Board of Directors of the Company of Sandler O’Neill’s findings;
7.	Ongoing general advice and counsel to management and the Board of Directors of the Company with respect to strategic and tactical issues; and
8.	Rendering such other financial advisory and investment banking services as may from time to time be agreed upon by Sandler O’Neill and the Company.